Exhibit 99.1

Execution Version

SHAREHOLDER RIGHTS PLAN AGREEMENT

Dated as of May 2, 2013

BETWEEN

JAGUAR MINING INC.

and

COMPUTERSHARE INVESTOR SERVICES INC.

as Rights Agent

NORTON ROSE CANADA LLP
Royal Bank Plaza, South Tower, Suite 3800
200 Bay Street, P.O. Box 84
Toronto, ON M5J 2Z4

ARTICLE 1 INTERPRETATION		2
1.1	Certain Definitions	2
1.2	Currency	19
1.3	Number and Gender	19
1.4	Descriptive Headings and References	19
1.5	Acting Jointly or in Concert	20
1.6	Generally Accepted Accounting Principles	20
1.7	Holder	20
1.8	Calculation of Voting Shares Beneficially Owned	20
ARTICLE 2 THE RIGHTS		21
2.1	Legend on Voting Share Certificates	21
2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights	22
2.3	Adjustments to Exercise Price; Number of Rights	25
2.4	Date on Which Exercise is Effective	31
2.5	Execution, Authentication, Delivery and Dating of Rights Certificates	31
2.6	Registration, Registration of Transfer and Exchange	32
2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates	33
2.8	Persons Deemed Owners	33
2.9	Delivery and Cancellation of Certificates	33
2.10	Agreement of Rights Holders	34
ARTICLE 3 ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF A FLIP-IN EVENT		35
3.1	Flip-in Event	35
ARTICLE 4 THE RIGHTS AGENT		36
4.1	General	36
4.2	Merger, Amalgamation or Consolidation or Change of Name of Rights Agent	37
4.3	Duties of Rights Agent	38
4.4	Compliance with Anti-Money Laundering Legislation	40
4.5	Change of Rights Agent	40
ARTICLE 5 MISCELLANEOUS		41
5.1	Redemption and Termination of Rights	41
5.2	Waiver of Flip-In Events	42
5.3	Approval	43
5.4	Expiration	43
5.5	Issuance of New Rights Certificates	44
5.6	Supplements and Amendments	44
5.7	Fractional Rights and Fractional Shares	46

5.8	Rights of Action	46
5.9	Holder of Rights Not Deemed a Shareholder	46
5.10	Notice of Proposed Actions	47
5.11	Fiduciary Duties of the Directors	47
5.12	Notices	47
5.13	Privacy Legislation	48
5.14	Costs of Enforcement	49
5.15	Successors	49
5.16	Benefits of this Agreement	49
5.17	Governing Law	49
5.18	Language	49
5.19	Counterparts	49
5.20	Severability	49
5.21	Determinations and Actions by the Board of Directors	50
5.22	Effective Date and Expiration Time	50
5.23	Regulatory Approvals	50
5.24	Time of the Essence	51
5.25	Declaration as to Non-Canadian Holders	51

SHAREHOLDER RIGHTS PLAN AGREEMENT

SHAREHOLDER RIGHTS PLAN AGREEMENT dated as of May 2, 2013 between JAGUAR MINING INC., a corporation organized under the laws of Ontario (the "Corporation"), and COMPUTERSHARE INVESTOR SERVICES INC., a corporation incorporated under the laws of Canada, as rights agent (the "Rights Agent", which term shall include any successor Rights Agent hereunder).

WHEREAS the Board of Directors, in the exercise of its fiduciary duties to the Corporation, has determined that it is advisable and in the best interests of the Corporation to adopt and maintain a shareholder rights plan for the Corporation, by approving a Shareholder Rights Plan Agreement (the "Rights Plan") as provided herein effective as of the Effective Date, subject to approval by shareholders at the annual meeting of the shareholders of the Corporation to be held in 2013, to:

(a)	encourage the fair treatment of shareholders of the Corporation in connection with any Offer to Acquire the outstanding Voting Shares;

(b)
ensure, to the extent possible, that the shareholders of the Corporation and the Board of Directors have adequate time to consider and evaluate any unsolicited Offer to Acquire the outstanding Voting Shares;

(c)
ensure, to the extent possible, that the Board of Directors has adequate time to identify, develop and negotiate value-enhancing alternatives, as appropriate, to any unsolicited Offer to Acquire the outstanding Voting Shares; and

(d)
prevent any Person from acquiring ownership (or the right to acquire ownership) of, or the right to vote more than 20% of, the Voting Shares, and prevent any Person from entering into arrangements or relationships that have a similar effect;

AND WHEREAS, in order to continue to maintain the Rights Plan, the Board of Directors has:

(a)	authorized the issuance of one Right effective at the Record Time in respect of each Common Share outstanding at the Record Time;

(b)	authorized the issuance of one Right in respect of each Voting Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time; and

(c)	authorized the issuance of Rights Certificates to holders of Rights pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Rights Agent has agreed to act on behalf of the Corporation in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein;

NOW THEREFORE, in consideration of the premises and the respective agreements set forth herein, the Corporation and the Rights Agent hereby agree as follows:

ARTICLE 1

INTERPRETATION

1.1       Certain Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

"Acquiring Person" means, any Person who is the Beneficial Owner of 20% or more of the then outstanding Voting Shares; provided, however, that the term "Acquiring Person" shall not include:

(i)	the Corporation or any Subsidiary of the Corporation;

(ii)	any Person who becomes the Beneficial Owner of 20% or more of the then outstanding Voting Shares as a result of one or any combination of:

(1)	a Voting Share Reduction,

(2)	a Permitted Bid Acquisition,

(3)	an Exempt Acquisition,

(4)	a Convertible Security Acquisition, or

(5)	a Pro Rata Acquisition,

provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the then outstanding Voting Shares by reason of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a Pro Rata Acquisition, and thereafter becomes the Beneficial Owner of an additional 1% or more of the then outstanding Voting Shares (other than pursuant to a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a Pro Rata Acquisition), then as of the date and time that such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an Acquiring Person;

(iii)
for a period of 10 days after the Disqualification Date, any Person who is the Beneficial Owner of 20% or more of the then outstanding Voting Shares as a result of such Person becoming disqualified from relying on clause 1.1(iii)(2) of the definition of "Beneficial Owner" solely because such Person makes or publicly announces a current intention to make a Take-over Bid, alone, through its Affiliates or Associates, or by acting jointly or in concert with any other Person, and for the purposes of this definition, "Disqualification Date" means the first date of public announcement that any Person is making or intends to make a Take-over Bid;

(iv)
an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the then outstanding Voting Shares as a result of an acquisition from the Corporation in connection with a distribution of securities pursuant to a prospectus or by way of a private placement; or

(v)
a Grandfathered Person, provided, however, that if after the Record Time such Person becomes the Beneficial Owner of an additional 1% or more of the then outstanding Voting Shares (other than pursuant to a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a Pro Rata Acquisition), then as of the date and time that such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an Acquiring Person.

"Affiliate", when used to indicate a relationship with a specified Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person.

"Agreement" means this shareholder rights plan agreement between the Corporation and the Rights Agent, as amended, supplemented or restated from time to time.

"Associate", when used to indicate a relationship with a specified Person, means (i) a spouse of such specified Person, (ii) any Person of the same or opposite sex with whom such specified Person is living in a conjugal relationship outside marriage, or (iii) any relative of such specified Person or of a Person mentioned in Clause (i) or (ii) of this definition if that relative has the same residence as the specified Person.

"Beneficial Owner":  a Person shall be deemed the "Beneficial Owner" and to have "Beneficial Ownership" of and to "Beneficially Own", any security:

(i)	as to which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

(ii)	as to which such Person or any of such Person's Affiliates or Associates has the right to become the owner at law or in equity:

(1)	upon the purchase, exercise, conversion or exchange of any Convertible Securities; or

(2)	pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing,

in each case if such right is exercisable immediately or within a period of 60 days of the date of the determination of Beneficial Ownership, and whether or not on condition or the happening of any contingency, other than pursuant to any:

(A)	customary agreements with and between the Corporation and underwriters and members of banking groups or selling groups with respect to a distribution of securities by the Corporation;

(B)	pledges of securities in the ordinary course of business; or

(C)
agreements between the Corporation and any Person pursuant to an amalgamation, merger, arrangement, business combination or other similar transaction (statutory or otherwise, but for greater certainty not including a Take-over Bid) that is conditional upon the approval of the shareholders of the Corporation to be obtained prior to such Person acquiring such securities;

(iii)	which is Beneficially Owned within the meaning of Clause (i) or (ii) of this definition by any other Person with which, and in respect of which security, such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the "Beneficial Owner" of, or to have "Beneficial Ownership" of, or to "Beneficially Own", any security solely by reason of any one or more of the following circumstances:

(1)
such security having been deposited or tendered pursuant to a Take-over Bid made by such Person, any of such Person's Affiliates or Associates or any other Person with which, and in respect of which security, such Person is acting jointly or in concert, until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(2)
the holder of such security having agreed pursuant to a Permitted Lock-Up Agreement to deposit or tender such security pursuant to a Take-over Bid made by such Person, any of such Person's Affiliates or Associates or any other Person with which, and in respect of which security, such Person is acting jointly or in concert, until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(3)	such Person, for greater certainty, holding such security in the ordinary course of such Person's business or activities as follows:

(A)
such Person (in this definition, a "Manager") manages mutual funds or other investment funds for others (which others may include, or be limited to, employee benefit plans and pension plans), if such security is held by the Manager in the performance of the Manager's duties for the account of another Person (in this definition, a "Client", which term shall include any non-discretionary account held on behalf of a Client by a broker or dealer registered under applicable law);

(B)
such Person (in this definition, a "Trust Company") is licensed as a trust company under applicable law and, as such, acts as trustee or administrator or in a similar capacity for the estates of deceased or incompetent Persons (each, in this definition, an "Estate Account") or for other accounts (each, in this definition, an "Other Account"), if such security is held by the Trust Company for the Estate Account or for such Other Accounts;

(C)
such Person (in this definition, a "Statutory Body") is established by statute for purposes that include the management of investment funds for employee benefit plans, pension plans and insurance plans (other than insurance plans administered by insurance companies) of various public bodies, if such security is held by the Statutory Body for the purposes of its activities as Statutory Body; or

(D)
such Person (in this definition, an "Administrator") is the administrator or trustee of one or more pension funds or plans  (each, in this definition, a "Plan") registered under the laws of Canada or any province or territory thereof or the corresponding laws of the jurisdiction by which such Plan is governed, or is such a Plan, if such security is held by the Administrator or Plan for the purposes of its activities as Administrator or Plan but only if the Manager, the Trust Company, the Statutory Body, the Administrator or the Plan, as the case may be, is not then making or has not publicly announced a current intention to make a Take-over Bid, alone or by acting jointly or in concert with any other Person, other than pursuant to a distribution by the Corporation or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange, securities quotation system or an organized over-the-counter market;

(4)	such Person, for greater certainty, being a Client of the same Manager as another Person on whose account the Manager holds such security;

(5)	such Person, for greater certainty, having an Estate Account or an Other Account with the same Trust Company as another Person on whose account the Trust Company holds such security;

(6)	such Person, for greater certainty, being a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(7)	such Person, for greater certainty:

(A)	being a Client of a Manager, if such security is owned at law or in equity by the Manager;

(B)	being an Estate Account or an Other Account of a Trust Company, if such security is owned at law or in equity by the Trust Company; or

(C)	being a Plan, if such security is owned at law or in equity by the Administrator of the Plan; or

(8)	such Person being the registered holder of such security as a result of carrying on the business of, or acting as nominee for, a securities depository.

"Board of Directors" means the board of directors of the Corporation or any duly constituted and empowered committee thereof.

"Business Day" means any day other than a Saturday, a Sunday or a day that is treated as a holiday at the Corporation's principal executive offices in the City of Toronto, Ontario.

"Business Corporations Act" means the Business Corporations Act (Ontario), R.S.O. 1990, c.B.16, as amended, and the regulations made thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

"Canadian Dollar Equivalent" of any amount which is expressed in United States dollars means on any date the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S.-Canadian Exchange Rate in effect on such date.

"Canadian-U.S. Exchange Rate" means on any date the inverse of the U.S.-Canadian Exchange Rate.

"Close of Business" on any date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the office of the transfer agent for the Common Shares in the City of Toronto, Ontario (or, after the Separation Time, the office of the Rights Agent in the City of Toronto, Ontario) is closed to the public.

"Common Shares" means the common shares in the capital of the Corporation as constituted on the Effective Date and any other shares of the Corporation into which such shares may be subdivided, consolidated, reclassified or changed.

"Competing Permitted Bid" means a Take-over Bid that:

(i)
is made after a Permitted Bid or another Competing Permitted Bid (each such Permitted Bid or Competing Permitted Bid being in this definition, the "Prior Bid") has been made and prior to the expiry, termination or withdrawal of that Prior Bid;

(ii)	satisfies all the provisions of the definition of a Permitted Bid other than the requirements set out in Clauses 1.1(ii)(1) and (ii)(4) of the definition of "Permitted Bid"; and

(iii)	contains, and the take-up and payment for securities deposited or tendered thereunder are subject to, irrevocable and unqualified conditions that:

(1)	no Voting Shares and/or Convertible Securities shall be taken up or paid for pursuant to the Take-over Bid:

(A)
prior to the Close of Business on a date that is not less than the later of 35 days after the Offer Date of such Take-over Bid constituting the Competing Permitted Bid and 60 days (or such shorter period of time as may be permitted by the Board of Directors from time to time) after the Offer Date of the earliest Prior Bid then in existence; and

(B)
then only if, at the Close of Business on the date Voting Shares and/or Convertible Securities are first taken up or paid for under such Take-over Bid constituting the Competing Permitted Bid, outstanding Voting Shares and Convertible Securities held by Independent Shareholders that represent more than 50% of the aggregate of:

1.	then outstanding Voting Shares; and

2.	the Voting Shares issuable upon the exercise of Convertible Securities;

(a) have been deposited or tendered pursuant to such Take-over Bid and not withdrawn, and (b) have previously been or are taken up at the same time; and

(2)
in the event that the requirement set forth in Clause 1.1(iii)(1)(B) of this definition is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid constituting the Competing Permitted Bid will remain open for deposits and tenders of Voting Shares and/or Convertible Securities for not less than 10 Business Days from the date of such public announcement, provided, however, that a Take-over Bid that qualified as a Competing Permitted Bid shall cease to be a Competing Permitted Bid at any time and as soon as such time as when such Take-over Bid ceases to meet any or all of the provisions of this definition and any acquisition of Voting Shares and/or Convertible Securities made pursuant to such Take-over Bid that qualified as a Competing Permitted Bid, including any acquisition of Voting Shares and/or Convertible Securities made before such Take-over Bid ceased to be a Competing Permitted Bid, will not be a Permitted Bid Acquisition.

"controlled":  a Person is "controlled" by another Person or two or more Persons acting jointly or in concert if:

(i)
in the case of a body corporate, securities entitled to vote in the election of directors of such body corporate carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons and the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate; or

(ii)
in the case of a Person which is not a body corporate, more than 50% of the voting or equity interests of such entity are held, directly or indirectly, by or for the benefit of the other Person or Persons;

and "controls", "controlling" and "under common control with" shall be interpreted accordingly.

"Convertible Securities" means at any time any securities issued by the Corporation from time to time (other than the Rights) carrying any purchase, exercise, conversion or exchange right pursuant to which the holder thereof may acquire Voting Shares or other securities carrying any purchase, exercise, conversion or exchange right pursuant to which the holder thereof may acquire Voting Shares, directly or indirectly, (in each case, whether such right is exercisable immediately or within or after a specified period and whether or not on condition or the happening of any contingency).

"Convertible Security Acquisition" means the acquisition of Voting Shares by a Person upon the purchase, exercise, conversion or exchange of Convertible Securities acquired or received by such Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition.

"Co-Rights Agent" has the meaning attributed thereto in Section 4.1(a).

"Dividend Reinvestment Acquisition" shall mean an acquisition of Voting Shares and/or Convertible Securities of any class or series pursuant to a Dividend Reinvestment Plan.

"Dividend Reinvestment Plan" shall mean a regular dividend reinvestment or other plan of the Corporation made available by the Corporation to holders of its securities where such plan permits the holder to direct that some or all of:

(i)	dividends paid in respect of shares of any class of the Corporation;

(ii)	proceeds of redemption of shares of the Corporation;

(iii)	interest paid on evidences of indebtedness of the Corporation; or

(iv)	optional cash payments;

be applied to the purchase from the Corporation of Voting Shares and/or Convertible Securities.

"Effective Date" means May 2, 2013.

"Election to Exercise" shall have the meaning attributed thereto in Section 2.2(d).

"Exempt Acquisition" means an acquisition by a Person of Voting Shares and/or Convertible Securities:

(i)	in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Section 5.2;

(ii)	pursuant to a Dividend Reinvestment Acquisition;

(iii)
made as an intermediate step in a series of related transactions in connection with an acquisition by the Corporation or its Subsidiaries of a Person or assets, provided that the Person who acquires such Common Shares distributes or is deemed to distribute such Common Shares to its securityholders within 10 Business Days of the completion of such acquisition, and following such distribution no Person has become the Beneficial Owner of 20% or more of the Corporation's then outstanding Voting Shares;

(iv)	pursuant to a distribution of Voting Shares and/or Convertible Securities made by the Corporation:

(1)
to the public pursuant to a prospectus, provided that such Person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares so offered than the percentage of Voting Shares Beneficially Owned by such Person immediately prior to such distribution; or

(2)	by way of a private placement, provided that:

(A)	all necessary stock exchange approvals for such private placement have been obtained and such private placement complies with the terms and conditions of such approvals; and

(B)
such Person does not thereby become the Beneficial Owner of more than 25% of the Voting Shares outstanding immediately prior to the private placement and, in making this determination, the securities to be issued to such Person on the private placement shall be deemed to be held by such Person but shall not be included in the aggregate number of Voting Shares outstanding immediately prior to the private placement; or

(v)
pursuant to an amalgamation, merger, arrangement, business combination or other similar transaction (statutory or otherwise, but for greater certainty not including a Take-over Bid) that is conditional upon the approval of the shareholders of the Corporation to be obtained prior to such Person acquiring such securities.

"Exercise Price" means, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right in accordance with the terms hereof.  Subject to adjustment in accordance with the terms hereof, the Exercise Price shall be:

(i)	until the Separation Time, an amount equal to three times the Market Price, from time to time, per Common Share; and

(ii)	from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Common Share.

"Expansion Factor" has the meaning attributed thereto in Section 2.3(b)(x).

"Expiration Time" has the meaning attributed thereto in Section 5.22(a)(ii).

"Flip-in Event" means a transaction or event in which any Person becomes an Acquiring Person.

"Grandfathered Person" means any Person who is the Beneficial Owner of 20% or more of the then outstanding Voting Shares as determined as of 5:00 p.m. (Toronto time) on the Effective Date; provided, however, that a Person shall cease to be a Grandfathered Person in the event that such Person ceases to Beneficially Own 20% or more of the then outstanding Voting Shares at any time after the Record Time.

"holder" shall have the meaning attributed thereto in Section 1.7.

"including" and "includes" shall be interpreted on an inclusive basis and shall be deemed to be followed by the words "without limitation".

"Independent Shareholders" means holders of then outstanding Voting Shares, but shall not include:

(i)	any Acquiring Person;

(ii)	any Offeror, other than a Person referred to in Clause 1.1(iii)(3) of the definition of "Beneficial Owner";

(iii)	any Affiliate or Associate of such Acquiring Person or Offeror;

(iv)	any Person acting jointly or in concert with such Acquiring Person or Offeror; or

(v)
any employee benefit plan, share purchase plan, deferred profit sharing plan or other similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation (unless the beneficiaries of such plan or trust direct the manner in which such Voting Shares are to be voted or direct whether the Voting Shares are to be deposited or tendered to a Take-over Bid, in which case such plan or trust shall be considered to be an Independent Shareholder).

"Market Price" per security of any securities on any date of determination means the average of the daily closing prices per security of such securities (determined as described below) on each of the 20 consecutive Trading Days through to and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 shall have caused the closing prices used to determine the Market Price on any Trading Day not to be fully comparable with the closing price on such date of determination (or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day), each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in order to make it  fully comparable with the closing price on such date of determination (or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day).

The closing price per security of any securities on any date shall be:

(i)
the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each such security as reported by the principal stock exchange or securities quotation system in Canada on which such securities are listed or admitted to trading (based on the volume of securities traded during the most recently completed financial year);

(ii)
if for any reason none of the prices described in Clause (i) above are available for such date or the securities are not listed or admitted to trading on a stock exchange or securities quotation system in Canada, the last board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for each such security on such date as reported by such other securities exchange or securities quotation system on which such securities are listed or admitted to trading (and if such securities are listed or admitted to trading on more than one other stock exchange or securities quotation system such prices shall be determined based on the stock exchange or securities quotation system on which such securities are then listed or admitted to trading on which the largest number of such securities were traded during the most recently completed financial year);

(iii)
if for any reason none of the prices described in Clauses (i) and (ii) above are available for such date or the securities are not listed or admitted to trading on a stock exchange in Canada or any other securities exchange or securities quotation system, the last sale price, or if no sale takes place, the average of the high bid and low asked prices for each such security on such date in the over-the-counter market, as quoted by any reporting system then in use (as determined by the Board of Directors); or

(iv)
if for such date none of the prices described in Clauses (i), (ii) and (iii) above are available or the securities are not listed or admitted to trading on a stock exchange in Canada or any other securities exchange and are not quoted by any reporting system, the average of the closing bid and asked prices for such date as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors;

provided, however, that if on any such date none of such prices is available, the closing price per security of such securities on such date shall be the fair value per security of such securities on such date as determined in good faith by an internationally recognized investment banking firm selected by the Board of Directors.  The Market Price shall be expressed in Canadian dollars and if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof.

"Meeting Deadline Date" is the date that is six months after the Effective Date or if such date is not a Business Day then the next Business Day following such date.

"Non-Cash Consideration" shall have the meaning attributed thereto in Section 2.3(d).

"Offer Date" means the date of a Take-over Bid.

"Offer to Acquire" shall include:

(i)	an offer to purchase or a solicitation of an offer to sell, or a public announcement of an intention to make such an offer or solicitation; and

(ii)	an acceptance of an offer to sell, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

"Offeror" means a Person who has made a public announcement of a current intention to make or who is making a Take-over Bid (including a Permitted Bid or a Competing Permitted Bid).

"Offeror's Securities" means the aggregate of the Voting Shares Beneficially Owned by an Offeror on the date of an Offer to Acquire.

"Permitted Bid" means a Take-over Bid that is made by means of a take-over bid circular and that also complies with the following additional provisions:

(i)	the Take-over Bid shall be made to all holders of Voting Shares of record (other than the Offeror); and

(ii)	the Take-over Bid shall contain, and the provisions for take-up and payment for securities deposited or tendered thereunder shall be subject to, irrevocable and unqualified conditions that:

(1)	no Voting Shares and/or Convertible Securities shall be taken up or paid for pursuant to the Take-over Bid:

(A)	prior to the Close of Business on a date that is not less than 60 days after the Offer Date of the Take-over Bid; and

(B)
then only if, at the Close of Business on the date Voting Shares and/or Convertible Securities are first taken up or paid for under such Take-over Bid, outstanding Voting Shares and Convertible Securities held by Independent Shareholders that represent more than 50% of the aggregate of:

1.	then outstanding Voting Shares; and

2.	the Voting Shares issuable upon the exercise of Convertible Securities;

(a) have been deposited or tendered pursuant to the Take-over Bid and not withdrawn, and (b) have previously been or are taken up at the same time;

(2)
Voting Shares and/or Convertible Securities may be deposited or tendered pursuant to such Take-over Bid, unless such Take-over Bid is withdrawn, at any time prior to the Close of Business on the date Voting Shares and/or Convertible Securities are first taken up or paid for under the Take-over Bid;

(3)	any Voting Shares and/or Convertible Securities deposited or tendered pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(4)
in the event that the requirement set forth in Clause 1.1(ii)(1)(B) of this definition is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares and/or Convertible Securities for not less than 10 Business Days from the date of such public announcement, provided, however, that a Take-over Bid that qualified as a Permitted Bid shall cease to be a Permitted Bid at any time and as soon as such time as when such Take-over Bid ceases to meet any or all of the provisions of this definition.

"Permitted Bid Acquisition" means an acquisition of Voting Shares and/or Convertible Securities made pursuant to a Permitted Bid or a Competing Permitted Bid; for greater certainty, any acquisition of Voting Shares and/or Convertible Securities made pursuant to a Competing Permitted Bid or a Permitted Bid that ceased to be a Competing Permitted Bid or a Permitted Bid by reason of such acquisition ceasing to meet any or all of the provisions of the definition of "Competing Permitted Bid" or "Permitted Bid", as applicable, including before such acquisition ceased to be a Competing Permitted Bid or Permitted Bid, as applicable, will not be a Permitted Bid Acquisition.

"Permitted Lock-Up Agreement" means an agreement (the "Lock-Up Agreement") between a Person and one or more holders of Voting Shares and/or Convertible Securities (each a "Locked-Up Person") pursuant to which such Locked-Up Person agrees to deposit or tender Voting Shares and/or Convertible Securities to a Take-over Bid (the "Lock-Up Bid") made or to be made by such Person, any of such Person's Affiliates or Associates or any other Person with which, and in respect of which security, such Person is acting jointly or in concert; provided that:

(i)
the terms of such Lock-Up Agreement are publicly disclosed and a copy is made available to the public (including the Corporation) not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has been made prior to the date on which such Lock-Up Agreement is entered into, not later than the date of such Lock-Up Agreement (or, if such date is not a Business Day, on the Business Day next following such date);

(ii)
the Lock-Up Agreement permits such Locked-Up Person to terminate its obligation to deposit or tender to or not to withdraw Voting Shares and/or Convertible Securities from the Lock-Up Bid, and to terminate any obligation with respect to the voting of such securities, in order to deposit or tender such securities to another Take-over Bid or to support another transaction:

(1)	where the price or value of the consideration per Voting Share or Convertible Security offered under such other Take-over Bid or transaction:

(A)	exceeds the price or value of the consideration per Voting Share and/or Convertible Security offered under the Lock-Up Bid; or

(B)
exceeds by as much as or more than a specified amount (the "Specified Amount") the price or value of the consideration per Voting Share or Convertible Security at which the Locked-Up Person has agreed to deposit or tender Voting Shares and/or Convertible Securities to the Lock-Up Bid, provided that such Specified Amount is not greater than 7% of the price or value of the consideration per Voting Share or Convertible Security offered under the Lock-Up Bid; and

(2)
if the number of Voting Shares or Convertible Securities offered to be purchased under the Lock-Up Bid is less than 100% of the Voting Shares or Convertible Securities held by Independent Shareholders, where the price or value of the consideration per Voting Share or Convertible Security offered under such other Take-over Bid or transaction is not less than the price or value of the consideration per Voting Share or Convertible Security offered under the Lock-Up Bid and the number of Voting Shares and/or Convertible Securities to be purchased under such other Take-over Bid or transaction:

(A)	exceeds the number of Voting Shares and/or Convertible Securities that the Offeror has offered to purchase under the Lock-Up Bid; or

(B)
exceeds by as much as or more than a specified number (the "Specified Number") the number of Voting Shares or Convertible Securities that the Offeror has offered to purchase under the Lock-Up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares or Convertible Securities offered to be purchased under the Lock-Up Bid;

and for greater certainty, such Lock-Up Agreement may contain a right of first refusal or require a period of delay to give the Offeror under the Lock-Up Bid an opportunity to match the higher price, value or number in such other Take-over Bid or transaction, or other similar limitation on a Locked-Up Person's right to withdraw Voting Shares from the Lock-Up Agreement, so long as the limitation does not preclude the exercise by the Locked-Up Person of the right to withdraw Voting Shares and/or Convertible Securities in sufficient time to deposit or tender to the other Take-over Bid or support the other transaction; and

(iii)	no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(1)	the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-Up Bid to a Locked-Up Person; and

(2)
50% of the amount by which the price or value of the consideration payable under another Take-over Bid or other transaction to a Locked-Up Person exceeds the price or value of the consideration that such Locked-Up Person would have received under the Lock-Up Bid, shall be payable by a Locked-Up Person pursuant to the Lock-Up Agreement in the event that the Locked-Up Bid is not successfully concluded or if any Locked-Up Person fails to deposit or tender Voting Shares and/or Convertible Securities to the Lock-Up Bid or withdraws Voting Shares and/or Convertible Securities previously deposited or tendered thereto in order to deposit or tender to another Take-over Bid or support another transaction.

"Person" shall include an individual, body corporate, firm, partnership, syndicate or other form of unincorporated association, trust, trustee, executor, administrator, legal personal representative, group, unincorporated organization, a state, a government and its agencies or instrumentalities, or other entity whether or not having legal personality.

"Pro Rata Acquisition" means an acquisition by a Person of Voting Shares and/or Convertible Securities:

(i)
as a result of a stock dividend, a stock split or other event pursuant to which such Person receives or acquires Voting Shares and/or Convertible Securities on the same pro rata basis as all other holders of Voting Shares and/or Convertible Securities of the same class or series; or

(ii)
pursuant to the receipt or exercise of rights (other than the Rights) to subscribe for or purchase Voting Shares and/or Convertible Securities issued by the Corporation on the same pro rata basis to all of the holders of Voting Shares and/or Convertible Securities of the same class or series, provided that such rights are acquired directly from the Corporation; and further provided, in either case, that such Person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares than the percentage of Voting Shares Beneficially Owned by such Person immediately prior to such acquisition.

"Record Time" means 5:00 p.m. (Toronto time) on the Effective Date.

"Redemption Price" shall have the meaning attributed thereto in Section 5.1(a).

"Regular Periodic Cash Dividend" means cash dividends paid at regular intervals in any fiscal year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i)	200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year;

(ii)	300% of the arithmetic mean of the aggregate amounts of cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding fiscal years; and

(iii)	100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year.

"Rights" means a right issued pursuant to the terms and subject to the conditions set forth in this Agreement.

"Rights Certificate" means a certificate representing the Rights after the Separation Time which shall be substantially in the form attached hereto as Exhibit A or such other form as the Corporation and the Rights Agent may agree.

"Rights Register" and "Rights Registrar" shall each have the meaning attributed thereto in Section 2.6(a).

"Securities Act" means the Securities Act (Ontario), R.S.O. 1990, c.S.5, as amended, and the rules and regulations made thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

"Separation Time" means the Close of Business on the tenth Trading Day after the earliest of:

(i)	the Stock Acquisition Date;

(ii)
the date of the commencement of, or first public announcement of the current intention of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence, a Take-over Bid (other than a Permitted Bid or Competing Permitted Bid so long as such Take-over Bid continues to satisfy the requirements of a Permitted Bid or Competing Permitted Bid); and

(iii)	the date upon which a Permitted Bid or Competing Permitted Bid ceases to be a Permitted Bid or Competing Permitted Bid, as applicable;

or such later date as may be determined by the Board of Directors in good faith, provided, however, that if any Take-over Bid referred to in Clause (ii) above expires, is not made or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been commenced, made or announced and further provided that if the Board of Directors determines, pursuant to Section 5.2, to waive the application of Section 3.1 to a Flip-In Event, then the Separation Time in respect of such Flip-In Event shall be deemed never to have occurred.

"Stock Acquisition Date" means the first date of public announcement (which, for purposes of this definition, shall include a report filed pursuant to Section 5.2(1) of Multilateral Instrument 62-104 - Take-over Bids and Issuer Bids, Section 102.1 of the Securities Act (Ontario), Section 13(d) of the 1934 Exchange Act or any other applicable securities laws) by the Corporation or an Acquiring Person of facts indicating that a Person has become an Acquiring Person.

"Subsidiary":  a Person is a Subsidiary of another Person if:

(i)	it is controlled by (A) that other, or (B) that other and one or more Persons, each of which is controlled by that other, or (C) two or more Persons, each of which is controlled by that other; or

(ii)	it is a Subsidiary of a Person that is that other's Subsidiary.

"Take-over Bid" means an Offer to Acquire Voting Shares and/or Convertible Securities if, assuming that the Voting Shares and/or Convertible Securities subject to the Offer to Acquire are acquired and assuming they are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Voting Shares (including Voting Shares that may be acquired upon conversion of the Convertible Securities), together with the Offeror's Securities, constitute in the aggregate 20% or more of the then outstanding Voting Shares (including Voting Shares that may be acquired upon conversion of the Convertible Securities) at the date of the Offer to Acquire.

"Termination Time" means the time at which the right to exercise Rights shall terminate pursuant to Section 5.1(d).

"Trading Day", when used with respect to any securities, means a day on which the principal stock exchange or securities quotation system in Canada on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any stock exchange or securities quotation system in Canada, a Business Day.

"TSX" means the Toronto Stock Exchange.

"U.S.-Canadian Exchange Rate" means on any date:

(i)	if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii)
in any other case, the rate on such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith.

"U.S. Dollar Equivalent" of any amount which is expressed in Canadian dollars means on any date the United States dollar equivalent of such amount determined by reference to the Canadian-U.S. Exchange Rate in effect on such date.

"Voting Share Reduction" means an acquisition or a redemption by the Corporation of Voting Shares and/or Convertible Securities which, by reducing the number of then outstanding Voting Shares and/or Convertible Securities, increases the percentage of Voting Shares Beneficially Owned by any Person.

"Voting Shares" means collectively the Common Shares and any other shares in the capital stock or voting interests issued by the Corporation, the holders of which are entitled to vote generally in the election of directors.

"1933 Securities Act" means the Securities Act of 1933 of the United States, as amended, and the rules and regulations made thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

"1934 Exchange Act" means the Securities Exchange Act of 1934 of the United States, as amended, and the rules and regulations made thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

1.2       Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3       Number and Gender

Wherever the context so requires, terms used herein importing the singular number only shall include the plural and vice versa and words importing any one gender shall include all others.

1.4       Descriptive Headings and References

Descriptive headings and the Table of Contents appear herein for convenience of reference only and shall not affect the meaning or construction of any of the provisions hereof.  All references to Articles, Sections, Clauses and Exhibits are to the articles, sections, clauses and exhibits forming part of this Agreement unless otherwise indicated.  The words "hereto", "herein", "hereof", "hereunder", "this Agreement" and similar expressions refer to this Agreement including the Exhibits, as the same may be amended, supplemented or restated from time to time.

1.5       Acting Jointly or in Concert

For purposes of this Agreement, a Person is acting jointly or in concert with every other Person who is a party to any agreement, commitment, arrangement or understanding, whether formal or informal and whether or not in writing, with the first mentioned Person to acquire or Offer to Acquire Voting Shares and/or Convertible Securities (other than (x) customary agreements with and between underwriters and/or members of banking groups and/or selling group members with respect to a distribution of securities, and (y) pledges of securities in the ordinary course of business).

1.6       Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles.  Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

1.7       Holder

As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights means the registered holder of such Rights (or, prior to the Separation Time, of the associated Common Shares).

1.8       Calculation of Voting Shares Beneficially Owned

For the purposes of this Agreement, the percentage of Voting Shares Beneficially Owned by a Person shall be and be deemed to be the product determined by the formula:

  100 x A

B

where

A	=	the number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person; and
B	=	the number of votes for the election of all directors generally attaching to all then outstanding Voting Shares.

Where a Person is deemed to Beneficially Own unissued Voting Shares which may be acquired pursuant to Convertible Securities, such Voting Shares shall be deemed to be outstanding for the purposes of calculating the percentage of Voting Shares Beneficially Owned by such Person in both A and B above, but no other unissued Voting Shares which may be acquired pursuant to any other then outstanding Convertible Securities shall, for the purposes of such calculation, be deemed to be outstanding.

ARTICLE 2

THE RIGHTS

2.1       Legend on Voting Share Certificates

Voting Share certificates issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time shall evidence one Right for each Voting Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them from and after the Effective Date the following legend:

"Until the earlier of the Separation Time or the Expiration Time (as both such terms are defined in the Shareholder Rights Plan Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Shareholder Rights Plan Agreement dated as of ____________________, 2013 as amended, supplemented or restated from time to time (the "Rights Agreement") between Jaguar Mining Inc. (the "Corporation") and Computershare Investor Services Inc., as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file and may be inspected during normal business hours at the registered office of the Corporation.  In certain circumstances, as set forth in the Rights Agreement, such Rights may be amended, may be redeemed, may expire, may become null and void or may be evidenced by separate certificates and may no longer be evidenced by this certificate.  The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor."

Until the earlier of the Separation Time and the Expiration Time, certificates representing Voting Shares that are issued and outstanding at the Record Time shall also evidence one Right for each Voting Share evidenced thereby, notwithstanding the absence of the foregoing legend.  Following the Separation Time, Rights will be evidenced by Rights Certificates issued pursuant to Section 2.2 hereof.

2.2       Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)
Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price as at the Business Day immediately preceding the day of exercise of the Right (which Exercise Price and number of Common Shares are subject to adjustment as set forth below) or its U.S. Dollar Equivalent as at the Business Day immediately preceding the day on which such Right is exercised.  Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be null and void.

(b)
Until the Separation Time, (i) the Rights shall not be exercisable and no Right may be exercised, and (ii) for administrative purposes, each Right will be evidenced by the certificate for the associated Voting Share registered in the name of the holder thereof (which certificate shall be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Voting Share.

(c)
From and after the Separation Time and prior to the Expiration Time, the Rights may be exercised and the registration and transfer of the Rights shall be separate from and independent of Voting Shares.  Promptly following the Separation Time, the Corporation will prepare or cause to be prepared and the Rights Agent will mail to each holder of record of Voting Shares as of the Separation Time and, in respect of each Convertible Security converted into Voting Shares after the Separation Time and prior to the Expiration Time, promptly after such conversion, the Corporation will prepare or cause to be prepared and the Rights Agent will mail to the holder so converting (other than in either case an Acquiring Person, any other Person whose Rights are or become null and void pursuant to the provisions of Section 3.1(b) and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights), at such holder's address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(i)
a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time or at the time of conversion, as applicable, and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation or judicial or administrative order made pursuant thereto or with any rule or regulation of any self-regulatory organization, stock exchange or securities quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(ii)	a disclosure statement prepared by the Corporation describing the Rights;

provided, however, that a nominee shall be sent the materials provided for in Clauses (i) and (ii) above only in respect of Voting Shares held of record by it which are not Beneficially Owned by an Acquiring Person.  In order for the Corporation to determine whether any Person is holding Voting Shares which are Beneficially Owned by another Person, the Corporation may require such first-mentioned Person to furnish such information and documentation as the Corporation deems necessary or appropriate to make such determination.

(d)
Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its principal office in the City of Toronto, Ontario or, with the approval of the Rights Agent, at any other office of the Rights Agent in the cities designated from time to time for that purpose by the Corporation:

(i)
the Rights Certificate evidencing such Rights with an election to exercise (an "Election to Exercise") substantially in the form attached to the Rights Certificate appropriately completed and duly executed by the holder or his executors or administrators or other personal representatives or his legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(ii)
payment by certified cheque, banker's draft, money order or wire transfer payable to the order of the Corporation, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Voting Shares in a name other than that of the holder of the Rights being exercised.

(e)
Upon receipt of a Rights Certificate, with a completed Election to Exercise appropriately completed and duly executed which does not indicate that such Right is null and void as provided by Section 3.1(b), accompanied by payment as set forth in Clause 2.2(d)(ii), the Rights Agent (unless otherwise instructed in writing by the Corporation) will thereupon promptly:

(i)
requisition from the transfer agent of the Common Shares certificates for the number of Common Shares to be purchased (the Corporation hereby irrevocably agreeing to authorize its transfer agent to comply with all such requisitions);

(ii)
after receipt of such certificates referred to in Clause 2.2(e)(i), deliver such certificates to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;

(iii)	when appropriate, requisition from the Corporation a cheque equal to the amount of cash to be paid in lieu of issuing fractional Common Shares and/or fractional Rights;

(iv)	after receipt, deliver such cheque referred to in Clause 2.2(e)(iii) to or to the order of the registered holder of the Rights Certificate; and

(v)	tender to the Corporation all payments received upon exercise of the Rights.

(f)
In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g)	The Corporation covenants and agrees that it will:

(i)
take all such action as may be necessary and within its power to ensure that all securities delivered upon exercise of Rights shall, at the time of delivery of the certificates for such securities (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(ii)
take all such action as may be necessary and within its power to comply with any applicable requirements of the Business Corporations Act, the Securities Act, the securities acts or comparable legislation of each of the other provinces of Canada, the 1933 Securities Act and the 1934 Exchange Act and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iii)
use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed upon issuance on the TSX and each other stock exchange or securities quotation system on which the Common Shares are then listed or admitted to trading at that time;

(iv)
cause to be reserved and kept available out of its authorized and unissued Common Shares the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights; and

(v)
pay when due and payable any and all Canadian and United States federal, provincial and state transfer taxes (for greater certainty not including any income taxes or capital gains of the holder or exercising holder or any liability of the Corporation to withhold tax) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Common Shares, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised.

2.3       Adjustments to Exercise Price; Number of Rights

(a)
The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(b)	In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time:

(i)	declare or pay a dividend on the Common Shares payable in Common Shares or other capital stock of the Corporation (or Convertible Securities) other than pursuant to any Dividend Reinvestment Plan;

(ii)	subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii)	consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv)
issue any Common Shares or other capital stock of the Corporation (or Convertible Securities) in respect of, in lieu of, or in exchange for existing Common Shares, except as otherwise provided in this Section 2.3;

then the Exercise Price and the number of Rights outstanding or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights, shall be adjusted as of the payment or effective date in the manner set forth below.

If the Exercise Price and number of Rights outstanding are to be adjusted:

(x)
the Exercise Price in effect after such adjustment shall be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the "Expansion Factor") that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof (assuming the exercise of all such purchase, exercise, conversion or exchange rights, if any); and

(y)
each Right held prior to such adjustment shall become that number of Rights equal to the Expansion Factor and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the Common Shares issued or issuable in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof.  To the extent that such rights of purchase, exercise, conversion or exchange are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect based on the number of Common Shares (or Convertible Securities) actually issued upon the exercise of such rights.

If after the Record Time and prior to the Expiration Time the Corporation shall issue any shares of capital stock other than Common Shares in a transaction of a type described in Clause 2.3(b)(i) or (iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent shall amend, supplement or restate this Agreement in order to effect such treatment.

If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1, the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 3.1. Adjustments pursuant to Section 2.3 shall be made successively, whenever an event referred to in Section 2.3 occurs.

If the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in this Section 2.3(b), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.

(c)
In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance to all holders of Common Shares of rights, options or warrants entitling them (for a period expiring within 45 days after such record date) to subscribe for or purchase Common Shares (or Convertible Securities pursuant to which the holder may acquire Common Shares) at a price per Common Share (or, if a Convertible Security having a purchase, exercise, conversion or exchange price, including the price required to be paid to purchase such convertible or exchangeable security or right, per share) less than 90% of the Market Price per Common Share on such record date, the Exercise Price shall be adjusted in the manner set forth below.  The Exercise Price in effect after such record date shall equal the Exercise Price in effect immediately prior to such record date multiplied by a fraction, of which the numerator shall be the number of Common Shares outstanding on such record date plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered (including the price required to be paid to purchase such convertible or exchangeable securities or rights)) would purchase at such Market Price per Common Share and of which the denominator shall be the number of Common Shares outstanding on such record date plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).  In case such subscription price may be paid by delivery of consideration part or all of which shall be in a form other than cash (the "Non-Cash Consideration"), the reasonable present cash value of such Non-Cash Consideration shall be as determined in good faith by the Board of Directors whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights.  To the extent that such rights of purchase, exercise, conversion or exchange are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect based on the number of Common Shares (or securities convertible into or exchangeable for Common Shares) actually issued upon the exercise of such rights

Such adjustment shall be made successively whenever such a record date is fixed.  For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury shares or otherwise) pursuant to any Dividend Reinvestment Plan or any employee benefit, stock option or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants) shall not be deemed to constitute an issue of rights or warrants by the Corporation; provided, however, that, in the case of any Dividend Reinvestment Plan or share purchase plan, the right to purchase Common Shares is at a price per share of not less than 90% of the current market price per share (determined as provided in such plans) of the Common Shares.

(d)
In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than a Regular Periodic Cash Dividend (as defined below) or a dividend paid in Common Shares), assets or rights, options or warrants (excluding those referred to in Section 2.3(c)), the Exercise Price shall be adjusted.  The Exercise Price in effect after such record date will equal the Exercise Price in effect immediately prior to such record date less the fair market value (as determined in good faith by the Board of Directors) of the portion of the evidences of indebtedness, cash, assets, rights, options or warrants so to be distributed applicable to the securities purchasable upon exercise of one Right.  Such adjustment shall be made successively whenever such a record date is fixed.

(e)	Each adjustment made pursuant to this Section 2.3 shall be made as of:

(i)	the payment or effective date for the applicable dividend, subdivision, change, consolidation or issuance, in the case of an adjustment made pursuant to Section 2.3(b) above; and

(ii)
the record date for the applicable dividend or distribution, in the case of an adjustment made pursuant to Section 2.3(c) or (d) above subject to readjustment to reverse same if such distribution shall not be made.

(f)
In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock in a transaction referred to in Clause 2.3(b)(i) or (iv), or if the Corporation shall take any other action (other than the issue of Common Shares) which might have a negative effect on the holders of Rights, if the Board of Directors acting in good faith determines that the adjustments contemplated by Sections 2.3(b), (c) and (d) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Sections 2.3(b), (c) and (d) above, but subject to the prior consent of the holders of Common Shares or Rights obtained as set forth in Section 5.3(a) or 5.3(b) as applicable, such adjustments, rather than the adjustments contemplated by Sections 2.3(b), (c) and (d) above, shall be made.  The Corporation and the Rights Agent shall amend, supplement or restate this Agreement as appropriate to provide for such adjustments.

(g)
Notwithstanding anything herein to the contrary, no adjustment of the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such Exercise Price; provided, however, that any adjustments which by reason of this Section 2.3(g) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.  All adjustments made pursuant to this Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a Common Share, as the case may be.

(h)
If as a result of an adjustment made pursuant to Section 3.1, the holder of any Right thereafter exercised shall become entitled to receive any securities other than Common Shares, thereafter the number of such other shares so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Shares contained in the provisions of this Section 2.3 and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other securities.

(i)
All Rights originally issued by the Corporation subsequent to any adjustment made to an Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(j)
Unless the Corporation shall have exercised its election, as provided in Section 2.3(k), upon each adjustment of the Exercise Price as a result of the calculations made in Sections 2.3(c) and (d), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Common Shares obtained by:

(i)
multiplying (A) the number of Common Shares covered by a Right immediately prior to such adjustment, by (B) the relevant Exercise Price in effect immediately prior to such adjustment of the relevant Exercise Price; and

(ii)	dividing the product so obtained by the relevant Exercise Price in effect immediately after such adjustment of the relevant Exercise Price.

(k)
The Corporation may elect on or after the date of any adjustment of an Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Common Shares purchasable upon the exercise of a Right.  Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Common Shares for which a Right was exercisable immediately prior to such adjustment.  Each Right held of record prior to such adjustment of the number of Rights shall become the number of Rights (calculated to the nearest one ten-thousandth) obtained by dividing the relevant Exercise Price in effect immediately prior to adjustment of relevant Exercise Price by the relevant Exercise Price in effect immediately after adjustment of the relevant Exercise Price.  The Corporation shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made.  This record date may be the date on which the relevant Exercise Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least 10 days later than the date of the public announcement.  If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 2.3(k), the Corporation shall, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date, Rights Certificates evidencing, subject to Section 5.7, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Corporation, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof if required by the Corporation, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Corporation, the relevant adjusted Exercise Price and shall be registered in the names of holders of record of Rights Certificates on the record date specified in the public announcement.

(l)
Irrespective of any adjustment or change in the securities purchasable upon exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the securities so purchasable which were expressed in the initial Rights Certificates issued hereunder.

(m)
In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date of the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the relevant Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional Common Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(n)
Notwithstanding anything in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in its good faith judgment the Board of Directors shall determine to be advisable in order that any (i) subdivision or consolidation of the Common Shares, (ii) issuance (wholly or in part for cash) of Common Shares at less than the applicable Market Price, (iii) issuance (wholly for cash) of any Common Shares or securities that by their terms are exchangeable for or convertible into or give a right to acquire Common Shares, (iv) stock dividends, or (v) issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by the Corporation to holders of its Common Shares, subject to applicable taxation laws, shall not be taxable to such shareholders.

(o)
After the Separation Time, the Corporation will not, except as permitted by the provisions hereof, take (or permit any Subsidiary of the Corporation to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(p)	Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon the exercise of Rights is made pursuant to this Section 2.3, the Corporation shall promptly:

(i)	prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment;

(ii)	file with the Rights Agent and with each transfer agent for the Common Shares, a copy of such certificate; and

(iii)	cause notice of the particulars of such adjustment or change to be given to the holders of the Rights.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4       Date on Which Exercise is Effective

Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereby, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Section 2.2(e) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

2.5       Execution, Authentication, Delivery and Dating of Rights Certificates

(a)
The Rights Certificates shall be executed on behalf of the Corporation by the Chairman of the Board or the President, any Vice President, the Chief Financial Officer, the Secretary or any Assistant Secretary of the Corporation.  The signature of any of these officers on the Rights Certificates may be manual or facsimile.  Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(b)
Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent in writing of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature and a disclosure statement as described in Section 2.2(c), and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and mail such Rights Certificates and disclosure statement to the holders of the Rights pursuant to Section 2.2(c).  No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c)	Each Rights Certificate shall be dated the date of countersignature thereof.

2.6       Registration, Registration of Transfer and Exchange

(a)
From and after the Separation Time, the Corporation will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights.  The Rights Agent is hereby appointed "Rights Registrar" for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided.  In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Section 2.6(c), the Corporation will execute, and the Rights Agent will countersign, register and deliver, in the name of the holder thereof or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b)
All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)
Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed, by the holder thereof or such holder's attorney duly authorized in writing.  As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation or the Rights Agent may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d)	The Corporation shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.

2.7       Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)
If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)
If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time (i) evidence to their satisfaction of the ownership, destruction, loss or theft of any Rights Certificate, and (ii) such surety bond and indemnity as may be required by them in their sole discretion to save each of them and any of their agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)
As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d)
Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence a contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8       Persons Deemed Owners

Prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Voting Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name such Rights Certificate (or, prior to the Separation Time, such Voting Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever.

2.9       Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent.  The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent.  No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement.  The Rights Agent shall, subject to applicable law, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation on request.

2.10     Agreement of Rights Holders

Every holder of Rights, by accepting such Rights, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights that:

(a)	such holder shall be bound by and subject to the provisions of this Agreement in respect of all Rights held;

(b)	prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Voting Share certificate representing such Right;

(c)	after the Separation Time, the Rights will be transferable only on the Rights Register as provided herein;

(d)
prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Voting Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Voting Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Voting Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e)	such holder of Rights is not entitled to receive any fractional Rights or fractional Common Shares or other securities upon the exercise of Rights;

(f)
without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be amended, supplemented or restated from time to time in accordance with the provisions of Section 5.5 and the third last paragraph of Section 2.3(b); and

(g)
notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or to any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

ARTICLE 3

ADJUSTMENTS TO THE RIGHTS IN THE EVENT

OF A FLIP-IN EVENT

3.1       Flip-in Event

(a)
Subject to Section 3.1(b) and Sections 5.1 and 5.2, in the event that prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective from and after the Close of Business on the tenth Trading Day following the Stock Acquisition Date, the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such Right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such date of consummation or occurrence an event of a type analogous to any of the events described in Section 2.3 shall have occurred with respect to such Common Shares).

(b)
Notwithstanding anything in this Agreement to the contrary, upon the occurrence of a Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

(i)	an Acquiring Person (or an Affiliate or Associate of an Acquiring Person, or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such other Person); or

(ii)
a transferee or other successor-in-title of Rights, directly or indirectly, from an Acquiring Person (or an Affiliate or Associate of an Acquiring Person, or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such other Person) in a transfer of Rights, whether or not for consideration, that the Board of Directors acting in good faith has determined is part of a plan, understanding or scheme of an Acquiring Person (or an Affiliate or Associate of an Acquiring Person, or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such other Person) that has the purpose or effect of avoiding the provisions of Clause 3.1(b)(i);

shall become null and void without any further action and any holder of such Rights (including transferees or other successors-in-title) shall thereafter have no right to exercise or transfer such Rights under any provision of this Agreement and shall have no other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.  The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not null and void under this Section 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this Section 3.1 and such Rights shall become null and void.

(c)
Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Clause 3.1(b)(i) or 3.1(b)(ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

"The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person (or an Affiliate or Associate of an Acquiring Person, or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such other Person) (as such terms are defined in the Shareholder Rights Plan Agreement). This Rights Certificate and the Rights represented hereby shall become null and void in the circumstances specified in Section 3.1(b) of the Shareholder Rights Plan Agreement."

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so in writing by the Corporation or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend.  The issuance of a Rights Certificate without the legend referred to in this Section 3.1(c) shall be of no effect on the provisions of Section 3.1(b).

ARTICLE 4

THE RIGHTS AGENT

4.1       General

(a)
The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment.  The Corporation may from time to time appoint one or more co-rights agents (each a "Co-Rights Agent") as it may deem necessary or desirable, subject to the approval of the Rights Agent.  In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine with the approval of the Rights Agent and the Co-Rights Agents.  The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements reasonably incurred in the execution and administration of this Agreement and the exercise and performance of its duties hereunder (including the reasonable fees and other disbursements of any expert retained by the Rights Agent with the approval of the Corporation, such approval not to be unreasonably withheld).  The Corporation also agrees to indemnify the Rights Agent, its officers, directors, employees and agents for, and to hold them harmless against, any loss, liability, cost, claim, action, suit, damage or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done, suffered or omitted by the Rights Agent in connection with the acceptance, execution and administration of this Agreement and the exercise and performance of its duties hereunder, including the legal costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement and the resignation or removal of the Rights Agent.

(b)
The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c)
The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Corporation.

4.2       Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a)
Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any amalgamation, merger, arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4.  In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)
In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

4.3       Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)
The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation), and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted to be taken by it in good faith and in accordance with such opinion.  The Rights Agent may also, with the prior written consent of the Corporation, which consent will not be unreasonably withheld, retain and consult with such other experts or advisors as the Rights Agent shall consider necessary or appropriate to properly carry out its duties and obligations imposed under this Agreement (at the Corporation's expense) and the Rights Agent shall be entitled to act and rely in good faith on the advice of such experts or advisors.

(b)
Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proven or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proven and established by a certificate signed by an individual believed by the Rights Agent to be the Chairman of the Board or the President, any Vice President, the Chief Financial Officer, the Secretary or any Assistant Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken, omitted or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c)	The Rights Agent shall not be liable hereunder except for its own negligence, bad faith or wilful misconduct and that of its officers, directors and employees.

(d)
The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only.

(e)
The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming null and void pursuant to Section 3.1(b)) or any adjustment required under the provisions of Section 2.3 or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3(p) describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable.

(f)
The Corporation will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g)
The Rights Agent is hereby authorized and directed to accept written instructions with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chairman of the Board or the President, any Vice President, the Chief Financial Officer, the Secretary or any Assistant Secretary of the Corporation, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken, omitted or suffered by it in good faith in accordance with instructions of any such individuals; it is understood that instructions to the Rights Agent shall, except where circumstances make it impractical or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as reasonably possible after the giving of such instructions.

(h)
The Rights Agent and any shareholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or have a pecuniary interest in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement.  Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

(i)
The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents.  The Rights Agent will not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in good faith in the selection and continued employment thereof.

4.4       Compliance with Anti-Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline.  Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ prior written notice to the Corporation, provided: (i) that the Rights Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent’s satisfaction within such 10 day period, then such resignation shall not be effective.

4.5       Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to each transfer agent of Voting Shares by registered or certified mail.  The Corporation may remove the Rights Agent upon 30 days' notice in writing, given to the Rights Agent and to the transfer agent of the Common Shares (by personal delivery or registered or certified mail), and to the holders of the Rights in accordance with Section 5.11.  If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent.  If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent (at the Corporation's expense) or by the holder of any Rights (which holder shall, with such notice if given after the Separation Time, submit such holder's Rights Certificate for inspection by the Corporation), then the resigning Rights Agent or the holder of any Rights may apply to any court of competent jurisdiction (at the Corporation's expense) for the appointment of a new Rights Agent.  Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of Ontario.  After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon payment by the Corporation to the predecessor Rights Agent of all outstanding fees and expenses owing by the Corporation to the predecessor Rights Agent pursuant to this Agreement, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose.  Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and the transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights.  Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

ARTICLE 5

MISCELLANEOUS

5.1       Redemption and Termination of Rights

(a)
The Board of Directors acting in good faith may, with the prior approval of the holders of Voting Shares or the holders of the Rights obtained in accordance with Section  5.3(a) or 5.3(b), as applicable, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to Section 5.2, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right, appropriately adjusted in a manner analogous to the applicable adjustment to the Exercise Price provided for in Section 2.3 if an event analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price").

(b)
If a Person acquires, pursuant to a Permitted Bid Acquisition or an Exempt Acquisition occurring under Section 5.2(b), outstanding Voting Shares and/or Convertible Securities, the Board of Directors shall, notwithstanding the provisions of Section 5.1(a), immediately upon such acquisition and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price.

(c)
Where a Take-over Bid that is not a Permitted Bid or Competing Permitted Bid expires, is terminated or is otherwise withdrawn after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all of the outstanding Rights at the Redemption Price.

(d)
If the Board of Directors elects or is deemed to have elected to redeem the Rights and, in circumstances where Section 5.1(a) is applicable, the requisite approval is given by the holders of Voting Shares or Rights, as applicable, (i) the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price, and (ii) subject to Section 5.1(f), no further Rights shall thereafter be issued.

(e)
Within 10 Business Days of the Board of Directors electing or having been deemed to have elected to redeem the Rights or, in circumstances where Section 5.1(a) is applicable, within 10 Business Days after the requisite approval is given by the holders of Voting Shares or Rights, as applicable, the Corporation shall give notice of redemption to the holders of the outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the Rights Register or, prior to the Separation Time, on the register of Voting Shares maintained by the Corporation's transfer agent or transfer agents.  Each such notice of redemption shall state the method by which the payment of the Redemption Price shall be made.

(f)
Upon the Rights being redeemed pursuant to Section 5.1(c), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Voting Shares as of the Separation Time had not been mailed to each such holder and, for all purposes of this Agreement, the Separation Time shall be deemed not to have occurred and Rights shall remain attached to the outstanding Voting Shares, subject to and in accordance with the provisions of this Agreement.

(g)
The Corporation shall not be obligated to make a payment of the Redemption Price to any holder of Rights unless the holder is entitled to receive at least $1.00 in respect of all Rights held by such holder.

5.2           Waiver of Flip-In Events

(a)
The Board of Directors acting in good faith may, with the prior approval of the holders of Voting Shares obtained in accordance with Section 5.3(a), at any time prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Shares and/or Convertible Securities otherwise than in the circumstances described in Section 5.2(b) or Section 5.2(c), waive the application of Section 3.1 to such Flip-in Event by written notice delivered to the Rights Agent.  In the event that the Board of Directors proposes such a waiver, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than 10 Business Days following the meeting of shareholders called to approve such waiver.

(b)
The Board of Directors acting in good faith may, at any time prior to the occurrence of a Flip-in Event that would occur by reason of a Take-over Bid made by means of a take-over bid circular sent to all holders of record of Voting Shares (which, for greater certainty, shall not include the circumstances described in Section 5.2(c)), waive the application of Section 3.1 to such Flip-in Event by written notice delivered to the Rights Agent, provided, however, that if the Board of Directors waives the application of Section 3.1 to such a Flip-in Event, the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a take-over bid circular sent to all holders of record of Voting Shares prior to the expiry, termination or withdrawal of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this Section 5.2(b).

(c)	The Board of Directors may waive the application of Section 3.1 to a Flip-in Event provided that the following conditions are satisfied:

(i)
the Board of Directors has determined that the Acquiring Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person; and

(ii)	such Acquiring Person has reduced its Beneficial Ownership of Voting Shares such that, at the time of the waiver pursuant to this Section 5.2(c), it is no longer an Acquiring Person and in the event of such waiver, for the purposes of the Agreement, the Flip-in Event shall be deemed never to have occurred and the Separation Time shall be deemed not to have occurred.

5.3       Approval

(a)
If a redemption of Rights pursuant to Section 5.1(a) or a waiver of a Flip-in Event pursuant to Section 5.2(a) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Voting Shares. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the Corporation's by-laws.

(b)
If a redemption of Rights pursuant to Section 5.1(a) is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights.  Such approval shall be deemed to have been given if the redemption is approved by the affirmative vote of a majority of the votes cast by holders of Rights represented in person or by proxy and entitled to vote at a meeting of such holders.  For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders or whose Rights have become null and void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's by-laws and the Canada Business Corporations Act, with respect to meetings of shareholders of the Corporation.

5.4       Expiration

No Person shall have any rights pursuant to or arising out of this Agreement in respect of any Right after the Expiration Time, except the Rights Agent as specified in Section 4.1(a).

5.5       Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.6       Supplements and Amendments

(a)
The Corporation may from time to time at any time prior to or after the Separation Time amend, supplement, restate, rescind, confirm or maintain this Agreement or any of the provisions of this Agreement by resolution of the Board of Directors acting in good faith in order to correct any clerical or typographical error or, subject to Section 5.6(d), to maintain the validity and effectiveness of this Agreement as a result of any change in applicable laws, rules or regulatory requirements.  The Corporation may, prior to the shareholders' meeting referred to in Section 5.22(b), amend, supplement, restate or rescind this Agreement by resolution of the Board of Directors acting in good faith in order to make any changes which the Board of Directors may deem necessary or desirable.  Notwithstanding anything in this Section 5.6(a) to the contrary, no such amendment, supplement, restatement or rescission shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such amendment, supplement, restatement or rescission.

(b)
Subject to Section 5.6(a), the Corporation may, by resolution of the Board of Directors acting in good faith with the prior approval of the holders of Voting Shares obtained as set forth below, at any time prior to the Separation Time, amend, supplement, restate, rescind, confirm or maintain this Agreement or any of the provisions of this Agreement and/or the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).  Such approval shall be deemed to have been given if the action requiring such approval is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy and entitled to vote at a meeting of such holders duly held in accordance with applicable laws and the Corporation's by-laws.

(c)
Subject to Section 5.6(a), the Corporation may, with the prior approval of the holders of Rights obtained as set forth below, at any time after the Separation Time, amend, supplement, restate, rescind, confirm or maintain this Agreement or any of the provisions of this Agreement and/or the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).  Such approval shall be deemed to have been given if the action requiring such approval is approved by the affirmative vote of a majority of the votes cast by holders of Rights represented in person or by proxy and entitled to vote at a meeting of such holders.  For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders or whose Rights have become null and void) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's by-laws and the Business Corporations Act, with respect to meetings of shareholders of the Corporation.

(d)
Any amendments, supplements, restatements, rescissions, confirmations or maintenances made by the Corporation to this Agreement pursuant to Section 5.6(a) which are required to maintain the validity and effectiveness of this Agreement as a result of any change in any applicable laws, rules or regulatory requirements shall:

(i)
if made before the Separation Time, be submitted to the holders of Voting Shares at the next meeting of holders of Voting Shares and the holders of Voting Shares may, by the majority referred to in Section 5.6(b), confirm or reject such amendment, supplement, restatement, rescission, confirmation or maintenance; and

(ii)
if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called and held in accordance with the provisions of Section 5.6(c) and the holders of Rights may, by the majority referred to in Section 5.6(c), confirm or reject such amendment, supplement, restatement, rescission, confirmation or maintenance.

Any such amendment, supplement, restatement, rescission, confirmation or maintenance shall, unless the Board of Directors otherwise stipulates, be effective from the date of the resolution of the Board of Directors adopting such amendment, supplement, restatement, rescission, confirmation or maintenance, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment, supplement, restatement, rescission, confirmation or maintenance is confirmed, it shall continue in effect in the form so confirmed.  If such amendment, supplement, restatement, rescission, confirmation or maintenance is rejected by the holders of Voting Shares or the holders of Rights or is not submitted to the holders of Voting Shares or holders of Rights as required, then such amendment, supplement, restatement, rescission, confirmation or maintenance shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or if such a meeting of the holders of Rights is not called within 90 days after the date of the resolution of the Board of Directors adopting such amendment, supplement, restatement, rescission, confirmation or maintenance, at the end of such period, and no subsequent resolution of the Board of Directors to amend, supplement, restate, rescind, confirm or maintain any provision of this Agreement to substantially the same effect shall be effective until confirmed by the holders of Voting Shares or holders of Rights as the case may be.

(e)
The Corporation shall give notice in writing to the Rights Agent of any amendment, supplement, restatement or rescission of any provision of this Agreement pursuant to Section 5.6 within five Business Days of the date of any such amendment, supplement, restatement or rescission, provided that failure to give such notice, or any defect therein, shall not affect the validity of any such amendment, supplement, restatement or rescission.

5.7       Fractional Rights and Fractional Shares

(a)
The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights.  Any such fractional Right shall be null and void and the Corporation will not have any obligation or liability in respect thereof.

(b)
The Corporation shall not be required to issue fractional Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares.  In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holder of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price at the date of such exercise of one Common Share.  The Rights Agent shall have no obligation to make any payments in lieu of fractional Voting Shares unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with Section 2.2(e).

5.8       Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective registered holders of the Rights; and any registered holder of any Rights, without the consent of the Rights Agent or of the registered holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other registered holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder's right to exercise such holder's Rights, or Rights to which such holder is entitled, in the manner provided in such holder's Rights Certificate and in this Agreement.  Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

5.9       Holder of Rights Not Deemed a Shareholder

No holder, as such, of any Rights shall be entitled to vote, receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable on the exercise of such Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in Section 5.10), or to receive dividends or subscription rights or otherwise, until such Rights, or Rights to which such holder is entitled, shall have been exercised in accordance with the provisions hereof.

5.10     Notice of Proposed Actions

If after the Separation Time and prior to the Expiration Time:

(a)	there shall occur an adjustment in the rights attaching to the Rights pursuant to Section 3.1 as a result of the occurrence of a Flip-in Event; or

(b)	the Corporation proposes to effect the liquidation, dissolution or winding up of the Corporation or the sale of all or substantially all of the Corporation's assets;

then, in each such case, the Corporation shall give to each holder of a Right, in accordance with Section 5.11, a notice of such event or proposed action, which shall specify the date on which such adjustment to the Rights occurred or liquidation, dissolution or winding up is to take place, and such notice shall be so given within 10 Business Days after the occurrence of an adjustment to the Rights and not less than 20 Business Days prior to the date of taking such proposed action by the Corporation.

5.11     Fiduciary Duties of the Directors

Nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of the Voting Shares and/or Convertible Securities reject or accept any Take-over Bid or take any other action including the commencement, prosecution, defence or settlement of any litigation and the solicitation of additional or alternative Take-over Bids or other proposals to shareholders that the directors believe are necessary or appropriate in the exercise of their fiduciary duties.

5.12     Notices

Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

Jaguar Mining Inc.
67 Yonge Street
Toronto, Ontario, Canada
M5E 1J8

Attention: Corporate Secretary

Notices or demands authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Corporation) as follows:

Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, ON
M5J 2Y1

Attention: Manager, Client Services

Fax:         1 (888) 453 0330

Notices or demands to be given or made in connection with this Agreement by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first- class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for the Common Shares.

Any notice given or made in accordance with this Section 5.11 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of faxing (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter).  Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

If mail service is or is threatened to be interrupted at a time when the Corporation or the Rights Agent wishes to give a notice or demand hereunder to or on the holders of the Rights, the Corporation or the Rights Agent may, notwithstanding the foregoing provisions of this Section 5.11, give such notice by means, of publication once in each of two successive weeks in the business section of the Financial Post and, so long as the Corporation has a transfer agent in the United States, in a daily publication in the United States designated by the Corporation, or in such other publication or publications as may be designated by the Corporation and notice so published shall be deemed to have been given on the date on which the first publication of such notice in any such publication has taken place.

5.13     Privacy Legislation

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual’s personal information (collectively, "Privacy Laws") applies to obligations and activities under this Agreement.  Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws.  The Corporation will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws.  The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

5.14     Costs of Enforcement

The Corporation agrees that, if the Corporation fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation will reimburse the holder of any Rights for the costs and expenses (including legal fees) reasonably incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.15     Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.16     Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement.  This Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.17     Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Ontario and for all purposes shall be governed by and construed in accordance with the laws of such Province.

5.18     Language

Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s'y rattachent et/ou qui en découleront soient rédigés en langue anglaise.  The parties hereto have required that this Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in the English language.

5.19     Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

5.20     Severability

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

5.21     Determinations and Actions by the Board of Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors in good faith pursuant to this Agreement shall not subject the Board of Directors to any liability to the holders of the Rights.

5.22     Effective Date and Expiration Time

(a)	This Agreement:

(i)
shall be effective and in full force and effect in accordance with its terms from and after the Effective Date and shall constitute the entire agreement between the parties pertaining to the subject matter hereof as of such time on the Effective Date; and

(ii)	shall expire and be of no further force or effect from and after the first to occur of:

(1)	the Termination Time; and

(2)	the Close of Business on the date of the annual meeting of the shareholders of the Corporation to be held in 2016.

(b)
Notwithstanding Section 5.22(a), if this Agreement is not approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy and entitled to vote in respect of approval of this Agreement at a meeting of the shareholders of the Corporation to be held within six months of the Effective Date (together with any other approvals required by the rules of any stock exchange on which the Common Shares are then listed), then this Agreement and all outstanding Rights shall terminate and be null and void and of no further force and effect from and after the end of such meeting.

5.23     Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to applicable law and to the receipt of any requisite approval or consent from any governmental or regulatory authority.  Without limiting the generality of the foregoing, any issuance or delivery of Common Shares upon the exercise of Rights and any amendment to this Agreement shall be subject to any required prior consent of the stock exchange(s) on which the Corporation is from time to time listed.

5.24     Time of the Essence

Time shall be of the essence of this Agreement.

5.25     Declaration as to Non-Canadian Holders

If in the opinion of the Board of Directors (who may rely on the advice of counsel) any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside of Canada or the United States, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure such compliance.  In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on the exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States in which such issue or delivery would be unlawful without registration or the relevant Persons or securities for such purposes, or (until such notice is given as required by law) without advance notice to any regulatory or self-regulatory body.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

JAGUAR MINING INC.
Per:	"David M. Petroff"
Name:David M. Petroff
Title:President and Chief Executive Officer
Per:	"T. Douglas Willock"
Name:T. Douglas Willock
Title:Chief Financial Officer
COMPUTERSHARE INVESTOR SERVICES INC.
Per:	"Eric Caramancion"
Name:Eric Caramancion
Title:Professional, Client Services
Per:	"Paul Keyes"
Name:Paul Keyes
Title:Professional, Client Services

EXHIBIT A

(Form of Rights Certificate)

Certificate No. ______________	____________ Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT.  UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON (OR AN AFFILIATE OR ASSOCIATE OF AN ACQUIRING PERSON, OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH AN ACQUIRING PERSON OR ANY AFFILIATE OR ASSOCIATE OF SUCH OTHER PERSON) (AS SUCH TERMS ARE DEFINED IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT) OR TRANSFEREES OF ANY OF THE FOREGOING WILL BECOME NULL AND VOID WITHOUT FURTHER ACTION.

Rights Certificate

This certifies that _____________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement dated as of May 2, 2013, as amended, supplemented or restated from time to time (the "Rights Agreement") between Jaguar Mining Inc., a corporation incorporated under the laws of Ontario (the "Corporation") and Computershare Investor Services Inc., a corporation incorporated under the laws of Canada, as Rights Agent (the "Rights Agent", which term shall include any successor Rights Agent under the Rights Agreement), to purchase from the Corporation at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement), one fully paid common share of the Corporation (a "Common Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise duly executed and submitted to the Rights Agent at its principal office in the City of Toronto, Ontario, with the approval of the Rights Agent, at any other office of the Rights Agent in the cities designated from time to time by the Corporation.  Until adjustment thereof in certain events as provided in the Rights Agreement, the Exercise Price shall be $• (Canadian) per Right, payable to the order of the Corporation by certified cheque, banker's draft or money order.

In certain circumstances described in the Rights Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase more or less than one Common Share, all as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights.  Copies of the Rights Agreement are on file at the registered office of the Corporation and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered.  If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be, and under certain circumstances are required to be, redeemed by the Corporation at a redemption price of Cdn.$0.00001 per Right, subject to adjustment in certain events.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof, a cash payment will be made, as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meeting or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation and its corporate seal.

Date:  _________________________

JAGUAR MINING INC.
Per:
Name:
Title:
Per:
Name:
Title:

COMPUTERSHARE INVESTOR SERVICES INC.
Per:
Name:
Title:
Per:
Name:
Title:

(To be attached to each Rights Certificate)

FORM OF ELECTION TO EXERCISE

TO:                      JAGUAR MINING INC.

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC.

The undersigned hereby irrevocably elects to exercise ________________________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such shares be issued in the name of:

Name
Address
City and Province
Social Insurance, Social Security or other Taxpayer Identification Number

Per:
Dated		Signature (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature Guaranteed

Signature must be guaranteed by a major Schedule 1 Canadian chartered bank or a member of a recognized Medallion Guarantee Program.

(To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person (or an Affiliate or Associate of an Acquiring Person, or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such other Person) (all as defined in the Rights Agreement).

Signature

NOTICE

In the event the certification set forth above is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person (as defined in the Rights Agreement) and, accordingly, such Rights shall be null and void and not transferable or exercisable.

(To be executed by the registered holder if such holder desires to transfer the Rights evidenced by this Rights Certificate.)

FORM OF ASSIGNMENT

FOR VALUE RECEIVED _______________________   hereby sells, assigns and transfers unto

_________________________________________________________________________________________________________________________________________________________________________________________________________

_________________________________________________________________________________________________________________________________________________________________________________________________________

_________________________________________________________________________________________________________________________________________________________________________________________________________

(please print name and address of transferee)

the Rights evidenced by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint  ______________________________ attorney, to transfer the within Rights on the books of the within-named Corporation, with full power of substitution.

Per:
Dated		Signature (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature Guaranteed

Signature must be guaranteed by a major Schedule 1 Canadian chartered bank or a member of a recognized Medallion Guarantee Program.

 (To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with any of the foregoing (as defined in the Rights Agreement).

Signature

NOTICE

In the event the certification set forth above is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person (as defined in the Rights Agreement) and, accordingly, such Rights shall be null and void and not transferable or exercisable.